Exhibit 4.12

Richard Hayden GSC Partners Europe 68 Pall Mall London SW1Y 5ES	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN Location Code TS 4A 06 Switchboard 0870 607 6000 HR Dept Facsimile 020 7756 5850 HR Dept Telephone 020 7756 4755/7/9

STRICTLY PRIVATE & CONFIDENTIAL

15th September 2003

Dear Richard

Appointment to the Policyholder Review Committee

Further to your recent discussions with the Chairman, I set out below the details relating to your forthcoming appointment to a newly formed committee of the Abbey National plc ( “the Company”) Board, to be known as the Policyholder Review Committee ( “PHRC”).

As you may be aware, certain proposals have been put forward by the FSA in its Consultative Paper 167 (“CP167”) and these are expected to come into force in early 2004. Amongst other things, these proposals are likely to affect the constitution of the PHRC and the terms of your appointment will be subject to this overriding factor. Pending implementation of CP 167 the PHRC will operate on an interim basis so that we can draw from the learning gained in the meantime.

It is envisaged that you will perform the role of Chairman next year and the terms relating to that role will be covered separately at that time.

The terms set out in this letter of appointment relate solely to your appointment to the PHRC and they are not intended in any way to substitute or vary the terms of your appointment as a non-executive Director of Abbey National plc.

1.	Your Duties

1.1	In connection with your appointment you have agreed to assist the Company by:

	a)	participating as a member on the PHRC and, in that capacity, attending no less than four meetings of the PHRC, these meetings to be either in London or Glasgow, as the members may agree. The members may agree between them (in conjunction with Secretariat) to vary the number and frequency of these meetings and the medium used for attendance at the meetings; and

The Abbey National Group comprises Abbey National plc and its subsidiary group of companies.
Abbey National plc. Registered office: Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN. Registered number: 2294747. Registered in England.
Abbey National plc, which is regulated by the Financial Services Authority, only advises on its own life assurance, pension, and collective investment scheme products. CPLH 0304 (11 /02)

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	b)	through your participation in the PHRC, consider and provide the Abbey National plc Board with an independent assessment of the Company’s compliance with the “Principles and Practices of Financial Management” that is published from time to time in respect of the SMA and ANL funds, including the way in which any proposed changes to these Principles may affect the rights, interests or expectations of policyholders; and

	c)	attending any other meetings or providing such other assistance as we may from time to time agree to be necessary or desirable in connection with the PHRC.

1.2	We believe that your existing accountabilities as a Controlled Function of Abbey National plc under FSA rules will encompass your duties under this appointment but should the position change you will, of course, be notified.

1.3	For the purposes of this appointment, you agree to comply with all relevant statutory and regulatory requirements and have obtained all necessary permissions and/or clearances in order to take up this appointment and perform this role. In addition, we would ask you to confirm that you are not aware of any conflict of interest that may currently exist for you in taking up this appointment and performing this role and that you will advise us immediately should any such conflict or potential conflict of interest arise in the future. In particular, please be aware that proposed FSA requirements will prevent you from holding an executive position in the Company or from acting as a professional adviser to the Company.

1.4	You acknowledge this appointment does not imply or confer upon you the status of an employee of the Company and you shall not be entitled to any pension, bonus or other fringe benefit from the Company. You also agree to be responsible to the relevant authorities for all taxes, National Insurance or similar contributions in respect of your fees and other liabilities, charges or dues for which you may be liable.

1.5	You also agree that whilst on the Company’s premises, you will comply with all reasonable rules and instructions made known to you from time to time.

1.6	For the purpose of this appointment a member of my team, Caroline Ramsay, Company Secretary, Life Companies will be your primary point of contact.

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2.	Fees

2.1	The fee for your appointment is £30,000 per annum (exclusive of VAT) and payable quarterly in arrears at the end of March, June, September and December. Where you serve on the PHRC for less than a complete year, your fees will be pro-rated accordingly.

2.2	Your fees will be paid direct into your bank account in accordance with existing arrangements.

3.	Expenses

3.1	We agree to pay all reasonable expenses that you may incur in connection with your appointment although any expenses exceeding £1,000 must be first approved by the Company Secretary in writing. Your claim for reimbursement of expenses should be accompanied with the supporting receipts.

3.2	If you wish us to do so, we will make travel arrangements on your behalf. We also agree to pay for business class travel when attending meetings on behalf of the Company.

4.	Confidentiality and Intellectual Property

4.1	All information acquired during, and arising from, your appointment is confidential to the Company. You should not make use of any such confidential information nor should this be disclosed to third parties without our prior written consent either during your appointment or following termination (by whatever means).

4.2	It is also our usual practice not to allow the use of any intellectual property rights proprietary to the Abbey National Group (including our trademarks and tradenames) or refer to us or this arrangement, directly or indirectly, without our prior written consent save for the purposes of performing your role.

5.	Directors & Officers Liability Insurance

The Company has Directors & Officers liability insurance in place, the benefits of which extend to PHRC members. It is intended to maintain such cover for the full term of your appointment. A copy of the policy document will be provided to you on request.

6.	Term and Termination

6.1	Your appointment will be for an initial term of three years commencing on 16th September 2003 but subject at all times to the provisions set out below. It is anticipated that you will be expected to serve two three year terms, although you may be invited to serve for an additional period.

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6.2	Your appointment may be terminated at any time by either you or the Company by giving at least three month’s notice in writing.

6.3	The Company shall be entitled to terminate your appointment at any time with immediate effect in the event that:

	a)	in the Company’s reasonable opinion you are restricted from discharging your appointment by reason of a serious conflict of interest arising; or

	b)	you become insolvent or commit an act or offence which, in the reasonable opinion of the Company, brings the Company into disrepute; or

	c)	the FSA declares that you are not a fit and proper person.

7.	Governing Law and Jurisdiction

The terms set out in this letter of appointment are subject to English law and we both agree that any dispute arising under them will be subject to the exclusive jurisdiction of the English courts.

I would like to take this opportunity to thank you for agreeing to accept this appointment and look forward to the benefit to be gained by us from your experience and knowledge. I am sure that you will make a significant contribution to the future success of the Company and I look forward to working with you.

lf the terms of this letter are satisfactory to you, please sign, date and return the enclosed duplicate copy to indicate your acceptance of the terms.

If you have any queries, please contact either myself or Caroline Ramsay.

Yours sincerely, KAREN M FORTUNATO Company Secretary

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29th July 1999

Mr. Richard Hayden,
Goldman Sachs International,
Peterborough Court,
133 Fleet Street,
London EC4A 2BB.

Dear Mr. Hayden,

BOARD APPOINTMENT

Further to our telephone conversation on Wednesday morning, I am setting out for you the details relating to your forthcoming Board appointment. As I explained, two important regulatory consents are required and these are specified in paragraphs 1 and 2 below. Accordingly your appointment is conditional upon Abbey National receiving appropriate clearances and the subsequent formal resolution by the Board, which is scheduled for its next Meeting on Tuesday 21st September. Subject to this process, we would look to you to attend your first meeting on that day at 9.30 am, here at Abbey House, Baker Street.

In order not to burden you, on your holiday in the U.S., with unnecessary details, I have forwarded some of the marked attachments to this letter in a separate envelope to your secretary with the suggestion that it await your return to London. Such items are marked - “London evelope”.

I will be away from the office on vacation from Monday 9th August and therefore if you have any queries on these issues after this date, please contact Mr. Norman Wilkes, Deputy Secretary on telephone number 0171-612-4414.

1.	FORM 3

	This is the principal regulatory form which will be forwarded on to the FSA. Please complete it, sign it on page 9, and return it to me.	Appendix I
Do not date it. Abbey National Guidance Notes are annexed to the back of the form.

2.	PIA FORM	Appendix II

As explained Abbey National plc is regulated by the PIA and Directors are now required to be individually registered. Please complete the form where indicated and return it to me. Again, do not date it. The guidance and explanatory sections require careful consideration, notwithstanding that most of the form is not applicable because the key “fit and proper” questions are addressed in the Form 3 above.

3.	DIRECTORS’ FEES

The current basic fee is £25,000 per annum payable quarterly in arrears at the end of March, June, September and December. If you are agreeable to your fee being sent direct to your bank, I would be grateful if you could let me know the name and address of your bank, the code number and account number. Perhaps you could also advise your PAYE Coding and National Insurance Number (and send any exemption certificate) so our Salaries Officer can sort out the necessary details. Additional fees are paid in respect of membership of Board Committees. Fees are reviewed annually but usually only increased every two years.

4.	EXPENSES	Appendix III (“London Envelope”)
Any incidental expenses you incur in attending Board Meetings or other functions of the Company, will be met and a few claim forms are enclosed for you to furnish to me whenever convenient to you.

5.	SHARE DEALING CODE	Appendix IV (“London Envelope”)
As a Director of Abbey National plc you will be in receipt of potentially price sensitive information and accordingly you will be subject to the Company’s Share Dealing Code. A copy of the Code is enclosed and I would be obliged if you could study this carefully. In particular, may I draw your attention to the need to obtain prior clearance for any proposed dealing. A supply of pre-dealing clearance forms is enclosed for this purpose.

If you decide to deal in Abbey National shares then details have to be forwarded to the Company within five working days of the transaction and we are obliged to enter the details in statutory registers and immediately report such transactions to the Stock Exchange.

To facilitate tracking for compliance purposes, we prefer that shares are not held in a nominee name.

Could I please ask you to consult with me if you intend to deal in Abbey National securities.

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6.	SHARE HOLDING IN ABBEY NATIONAL plc	APPENDIX V

Please advise me on the attached form of any share holding you or your spouse or infant children have in the ordinary shares of Abbey National.

I can confirm that there are no qualifying shareholding requirements on directors.

7.	OTHER REGULATORY FORMALITIES

	Form 288	APPENDIX VI

This is the standard Form of directors’ consent which will be passed on to Companies House. Please complete and sign where indicated and return to me. Please do not date it.

8.	DURATION

In accordance with standing Board resolutions and in the context of Stock Exchange guidelines on corporate governance, the appointment is for three years. Thereafter, subject to mutual agreement, it may be extendible for a further period. In addition, you will be required to face election by our shareholders at the
Company’s Annual General Meeting in April 2000.

9	LOANS FROM ABBEY NATIONAL

Please be good enough to advise me if you or any person connected to you is in receipt of any loan from Abbey National.

10.	OTHER INTERESTS

Apart from entries in the statutory registers, I would be obliged if you could notify me of any other interests which should be recorded by the Company.

11.	PUBLIC ANNOUNCEMENT

We are obliged to inform the Stock Exchange of your appointment and an announcement will be made immediately following Board approval in September. Could you please advise how you would like to be described in such an announcement eg ”Richard Hayden, currently the Non-Executive Vice Chairman of Goldman Sachs International”.

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12.	DELEGATED AUTHORITIES AND CONTROL FRAMEWORK	APPENDIX VII (“London Envelope”)
I am enclosing a copy of the Board’s High Level Binder and am obviously available to answer any queries.

13.	INDEPENDENT ADVICE	APPENDIX VIII (“London Envelope”)
In the context of the British practices on corporate governance, there are provisions for Directors to obtain independent professional advice at the expense of the Company. The attached note from the Chairman sets out how these arrangements operate.

14.	MEMORANDUM AND ARTICLES OF ASSOCIATION	APPENDIX IX (“London Envelope”)
I am attaching a copy of the Company’s Memorandum and Articles of Association. These set out, inter alia, the powers of Directors. I am always available to deal with any queries you may have on any aspect of the Company’s governance arrangements.

15.	DUTIES AND RESPONSIBILITIES OF DIRECTORS

I will be arranging for you to attend a half-day private session with a Partner from Deloitte & Touche on Duties and Responsibilities of Directors as I believe this is your first appointment to the Board of a U.K. listed company. In the meantime, if you need any help in this regard, I can make available to you various explanatory publications.

16.	DIRECTOR TRAINING

Regulations in the Banking Sector, and corporate governance best practice, require us to ensure that Directors are equipped to fulfil their duties and responsibilities. In the first instance I would suggest that you should spend some time with each of the Executive Directors, including myself. Perhaps your secretary could provide me with some possible dates and times. Thereafter, we can arrange a programme of visits to key business areas, including some branches in our Retail network.

17.	BOARD DATES	APPENDIX X

I enclose a schedule of Board dates for the remainder of 1999 and for the Year 2000.

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18.	FORTHCOMING FUNCTIONS

The Chairman has arranged for a working Dinner to be held on Monday 25th October, at One Aldwych, London.

We will be holding our usual Christmas function on Monday 20th December at the Dorchester Hotel and I hope you and your wife will be able to attend. I will be circulating further details nearer the time.

Please feel free to call me or e-mail me over any aspect of this letter. The attached directory details phone numbers of all the Directors.		Appendix XI (“London Envelope”)

I do hope all this paperwork does not detract from or spoil your family vacation. In terms of priorities, paragraphs 1 and 2 are the most important and the rest can really wait till September.

I look forward to meeting up with you after the Summer break.

Yours sincerely,

I.K. Treacy,
Director and Secretary.

Encls:

PS: Just in case you have a free moment, I am also enclosing a copy of our “Topic” Statement which was issued to the Stock Exchange on Wednesday 28th July.

cc: Lord Tugendhat, Chairman.